EXHIBIT 12
CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Years Ended December 31,					Six Months Ended June 30,
	2009	2010	2011	2012	2013	2014
	($ in millions)
EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$(9,288)	$2,884	$2,880	$(974)	$1,442	$1,117
Interest expense(a)	237	122	94	142	207	122
(Gain)/loss on investment in equity investees in excess of distributed earnings	39	(232)	(154)	108	219	40
Amortization of capitalized interest	150	212	297	402	440	211
Loan cost amortization	26	25	28	43	37	18
Earnings	$(8,836)	$3,011	$3,145	$(279)	$2,345	$1,508
FIXED CHARGES:
Interest Expense	$237	$122	$94	$142	$207	$122
Capitalized interest	627	711	727	976	815	326
Loan cost amortization	26	25	28	43	37	18
Fixed Charges	$890	$858	$849	$1,161	$1,059	$466
PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$23	$111	$172	$171	$171	$86
Ratio of income (loss) before provision for taxes to net income (loss)(b)	1.59	1.63	1.65	1.64	1.61	1.61
Preferred Dividends	$37	$181	$284	$280	$275	$138
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$927	$1,039	$1,131	$1,441	$1,334	$604
RATIO OF EARNINGS TO FIXED CHARGES	(9.9)	3.5	3.7	(0.2)	2.2	3.2
INSUFFICIENT COVERAGE	$9,726	$—	$—	$1,440	$—	$—
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	(9.5)	2.9	2.8	(0.2)	1.8	2.5
INSUFFICIENT COVERAGE	$9,763	$—	$—	$1,720	$—	$—

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.

(b)	Amounts of income (loss) before provision for taxes and of net income (loss) exclude the cumulative effect of accounting change.